================================================================================

                                                      SEC FILE NUMBER: 000-30239

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One):    [ ] Form 10-K and Form 10-KSB  [ ] Form 11-K    [ ] Form 20-F
                       [X]  Form 10-Q and Form 10-QSB     [ ] Form N-SAR

                For Period Ended:  March 31, 2007

                [ ] Transition Report on Form 10-K
                [ ] Transition Report on Form 20-F
                [ ] Transition Report on Form 11-K
                [ ] Transition Report on Form 10-Q
                [ ] Transition Report on Form N-SAR
                For the Transition Period Ended:
                                                 -------------------------------

  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

--------------------------------------------------------------------------------

PART I - REGISTRANT INFORMATION

  AMEXDRUG CORPORATION
--------------------------------------------------------------------------------
Full Name of Registrant


--------------------------------------------------------------------------------
Former Name if Applicable

  8909 West Olympic Boulevard, Suite 208
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

  Beverly Hills, California 90211
--------------------------------------------------------------------------------
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      |  (a)      The reasons described in reasonable detail in Part III of this
      |           form could not be eliminated  without  unreasonable  effort or
      |           expense;
      |
      |  (b)      The subject  annual  report,  semi-annual  report;  transition
      |           report on Form 10-K,  Form 20-F,  11-K, Form N-SAR, or portion
 [X]  |           thereof, will be filed on or before the fifteenth calendar day
      |           following the  prescribed  due date; or the subject  quarterly
      |           report of transition  report on Form 10-Q, or portion  thereof
      |           will be filed on or before the fifth  calendar  day  following
      |           the prescribed due date; and
      |
      |  (c)      The  accountant's  statement or other exhibit required by Rule
      |           12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets If Needed)

         The attorney that reviews the Company's periodic reports to be filed with the Securities and Exchange Commission was out of the country from May 3, 2007 through May 14, 2007, and has been unable to complete his review of the Company's Quarterly Report on Form 10-QSB. The Company anticipates promptly filing the Quarterly Report as soon as the attorney completes his review.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           Robert N. Wilkinson         (801)               533-9645
         ----------------------    --------------    ---------------------
                 (Name)             (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports)
         been filed? If answer is no, identify report(s).         [x] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?                               [x] Yes [ ] No

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
         narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Company anticipates reporting net income of approximately $59,000 for the period ended March 31, 2007 as compared to net income of $8,489 reported for the period ended March 31, 2006.

--------------------------------------------------------------------------------

                              Amexdrug Corporation
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date     May 16, 2007                  By   /s/ Jack Amin
     ----------------                      -------------------------------------
                                           Jack Amin
                                           President and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION

         Intentional Misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).



--------------------------------------------------------------------------------